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                                                     Filed by: ANTEC Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933

                                              Subject Company: ANTEC Corporation
                                                   Commission File No: 000-22336


         On April 9, 2001, ANTEC Corporation and Nortel Networks, Inc. announced that they had agreed to amend the agreement they entered into in October 2000 pursuant to which, among other things, ANTEC will acquire Nortel Networks' ownership interest in Arris Interactive L.L.C. The following is a transcript of the press release issued on April 9, 2001:

NORTEL NETWORKS, ANTEC PROVIDE UPDATE ON ARRIS TRANSACTION

BOSTON, MASS. AND DULUTH, GA. -- Nortel Networks* Corporation [NYSE/TSE: NT] and ANTEC Corporation [NASDAQ: ANTC] today announced an amendment to the agreement they reached last October to realign their cable businesses to create a new company to lead the broadband cable access industry.

Under the amended agreement, Nortel Networks and ANTEC will immediately prior to closing, contribute to Arris Interactive L.L.C. the amount of all outstanding loans previously provided to Arris Interactive, approximately US$114 million and US$10 million at December 31, 2000, respectively. At closing, Nortel Networks will transfer to the new company its existing membership interest in Arris Interactive in return for 37 million shares of common stock in the new company. Nortel Networks will own approximately 49.3 percent of the new company, and ANTEC stockholders will own the remaining 50.7 percent. Nortel Networks will also convert at closing approximately US$90 million of certain current payables and royalties due from, and advances made to, Arris Interactive into a new membership interest in Arris Interactive. Subject to the satisfaction of certain conditions, Nortel Networks will have the right to require Arris Interactive to redeem this new interest.

The transaction is expected to close in the second quarter of 2001. The transaction is subject to customary regulatory approvals, the approval of ANTEC shareholders, the completion of ANTEC's new working capital financing arrangements and the satisfaction of certain conditions relating to the new membership interest.
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ANTEC Corporation (www.antec.com) is an international communications technology company serving the broadband information transport industries. ANTEC specializes in the manufacturing and distribution of products for hybrid fiber-coax broadband networks, as well as the design and engineering of these networks. Headquartered in Duluth, Georgia, ANTEC has sales offices in Europe, Asia/Pacific and Latin America; major offices in Duluth, Georgia and Englewood, Colorado; and manufacturing facilities in Juarez, Mexico, El Paso, Texas, and Rock Falls, Illinois.

Nortel Networks is a global Internet and communications leader with capabilities spanning Optical, Wireless, Local, Personal Internet and eBusiness. The Company had 2000 U.S. GAAP revenues of US$30.3 billion and serves carrier, service provider and enterprise customers globally. Today, Nortel Networks is creating a high-performance Internet that is more reliable and faster than ever before. It is redefining the economics and quality of networking and the Internet, promising a new era of collaboration, communications and commerce. Visit us at www.nortelnetworks.com.

Antec and the new holding company will be filing a registration statement, which will contain a proxy statement/prospectus of Antec, and other documents with the Securities and Exchange Commission. Investors and stockholders are urged to read the proxy statement/prospectus and any other relevant documents filed with the SEC when they become available because they will contain important information. Investors and stockholders will be able to receive the proxy statement/prospectus and other documents filed by ANTEC and the new holding company free of charge at the SEC's web site, www.sec.gov, or from Antec Investor Relations at 11450 Technology Circle, Duluth, Georgia 30097, Attention:
James A. Bauer. ANTEC and its directors an executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of ANTEC in connection with the realignment. Information about the directors and executive officers of ANTEC and their ownership of ANTEC stock is set forth in the proxy statement for ANTEC's 2000 annual meeting of stockholders held on May 4, 2000. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus when it becomes available.
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Certain information included in this press release is forward-looking and is subject to important risks and uncertainties. The results or events predicted in these statements may differ materially from actual results or events. Factors which could cause results or events to differ from current expectations include, among other things: the impact of price and product competition; the dependence on new product development, the impact of rapid technological and market change; the ability of Nortel Networks to make acquisitions and/or integrate the operations and technologies of acquired businesses in an effective manner; general industry and market conditions and growth rates; international growth and global economic conditions, particularly in emerging markets and including interest rate and currency exchange rate fluctuations; the impact of consolidations in the telecommunications industry, the uncertainties of the Internet; stock market volatility; the ability of Nortel Networks to recruit and retain qualified employees; the ability to obtain timely, adequate and reasonably priced component parts for suppliers and material manufacturing capacity; the impact of increased provision of customer financing by Nortel Networks; the impact of the credit risks of our customers; the entrance by Nortel Networks into an increased number of supply, turnkey, and outsourcing contracts which contain delivery, installation, and performance provisions, which, if not met, could result in Nortel Networks having to pay substantial penalties or liquidated damages; and the impact of increased provision of customer financing and commitments by Nortel Networks. For additional information with respect to certain of these and other factors, see the reports filed by Nortel Networks with the United States Securities and Exchange Commission. Nortel Networks disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

*Nortel Networks, the Nortel Networks logo and the Globemarks are trademarks of Nortel Networks.

FOR MORE INFORMATION:

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
Nortel Networks:                        Nortel Networks                      ANTEC:
Business Media                          Investor Relations                   All Inquiries
David Chamberlin                        905-863-6049                         Jim Bauer
972-685-4648                            800-901-7286                         678-473-2647
ddchamb@nortelnetworks.com              investor@nortelnetworks.com          jim.bauer@antec.com

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